

December 30, 2022

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
875 Third Avenue, 26 th Floor
New York, NY 10022

> **Re: RREEF Property Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 23, 2022**
> **File No. 333-268995**

Dear Eric M. Russell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason W. Goode, Esq.